Contact

www.linkedin.com/in/chrisbosque
(LinkedIn)

Top Skills

Solution Selling
Sales Management
Sales

Chris Bosque

CRO at Pro Cloud SaaS
Atlanta Metropolitan Area

Summary

Experienced Versatile Sales Leader with demonstrated history of over performing sales goals in the Cloud software market. Skilled in Sales, Security Compliance, Channel Strategy, Sales Presentations, Business Development, CRM Applications, and Channel Account Management. Strong marketing professional with a BBA focused in Management from Georgia State University - J. Mack Robinson College of Business. If you are hunting for an individual who is a self starter with a proven track record, contact me to discuss how I can assist with increasing your sales performance.

Experience

Pro Cloud SaaS

2 years 4 months

Chief Revenue Officer (CRO)
November 2020 - Present (2 years 4 months)
Atlanta, Georgia, United States

Pro Cloud SaaS specializes in making our customers the hero on their journey to the security and simplicity of the cloud. We are a trusted partner that provides you the expertise on the latest True SaaS Platforms for seamless migration and ongoing management. Pro Cloud SaaS partners with the most recognized SaaS providers and SaaS consumers on the planet. Pro Services Engineers are fully certified by our Eco-Partners and specialize in diverse deployments from small through to global organizations. Our worldwide coverage provides follow-the-sun support for your SaaS platforms.

Sales
November 2020 - Present (2 years 4 months)
Atlanta, Georgia, United States

With years of experience across many different verticals in the infrastructure and print management space, Pro Cloud SaaS has always been on the cutting edge of the latest technologies. We specialize in helping our customers make the right choices as they continue their journey to the security and simplicity of the cloud. Pro Cloud SaaS is a trusted partner that offers expertise across the latest True SaaS Platforms for seamless deployment and ongoing management.

Renaissance Court Reporting LLC
Sales & Marketing
November 2019 - Present (3 years 4 months)
Atlanta Metropolitan Area

Renaissance Court Reporting provides court reporting, digital electronic reporting, realtime, and transcription services to all areas of industry including but not limited to court proceedings, depositions, arbitration hearings, board meetings and more. Since 1983, our staff has delivered comprehensive litigation support and reporting services to meet the challenges in today's ever evolving legal market.

PrinterLogic
Senior Enterprise Healthcare - East
January 2018 - November 2019 (1 year 11 months)
Greater Atlanta Area

As a member of the Healthcare vertical, we provided tools for healthcare payers & providers to eliminate print down time and resolving traditional issues faced with virtual environments. A true SaaS printing solution infrastructure is built on a multi-tenant back end. No VPN connection required, no server management or licensing to maintain. SaaS solutions deliver continuous updates and feature releases with defined uptime SLAs.

Renaissance Court Reporting LLC
Sales & Marketing
July 2015 - December 2017 (2 years 6 months)

Renaissance Court Reporting provides court reporting, digital electronic reporting, realtime, and transcription services to all areas of industry including but not limited to court proceedings, depositions, arbitration hearings, board meetings and more. Since 1983, our staff has delivered comprehensive litigation support and reporting services to meet the challenges in today's ever evolving legal market.

Nuance Communications
Regional Sales Manager
July 2011 - July 2015 (4 years 1 month)
Atlanta

Managed OEM field relationships and established independent dealer channel for software and professional services solutions in the Southeast. Responsibility for achieving assigned sales goals and corporate objectives in the region.   Nuance Communications, Inc. is the pioneer and leader in conversational AI innovations that bring intelligence to everyday work and life. The company delivers solutions that understand, analyze and respond to human language to increase productivity and amplify human intelligence. With decades of domain and artificial intelligence expertise, Nuance works with thousands of organizations – in global industries that include healthcare, telecommunications, automotive, financial services, and retail – to create stronger relationships and better experiences for their customers and workforce.

Equitrac
Partner Sales Executive
July 2006 - July 2011 (5 years 1 month)
Greater Atlanta Area

Assisted with the development of a partner channel to augment direct sales model. Supported all OEM field relationships through training, sales calls, trade shows, customer events, and installations. Provided onsite and remote presentations and demonstrations to our partners and customers. Equitrac is a global software company that provides document cost management (auditing, allocation, recovery) and output management solutions for printers, copiers and multifunction devices. Its target markets are professional services firms, general office and enterprise plus hospitality and higher education. The company has more than a 70% market share among large law firms.

EFI
Sales Development Manager
2002 - 2006 (4 years)
Norcross

Continued to grow existing OEM relationships and further develop our ever present independent dealer channel to sell our applications while always interfacing with end customers. EFI is leading the transformation from analog to digital imaging with scalable, digital, award-winning products. Based in Silicon Valley, California with offices around the world, EFI develops breakthrough technologies for the manufacturing of signage, packaging, textiles, ceramic tiles, and personalized documents, with a wide range of printers, inks, digital front ends, and a comprehensive business and production workflow suite that transforms and streamlines the entire production process, increasing your competitiveness and boosting productivity.

T/R Systems, Inc.
Sales Development Manager
2002 - 2003 (1 year)
Norcross

T/R Systems provides the printing and publishing industry with an integrated software suite that transforms digital copiers and printers into powerful, scalable print-on-demand systems. Our solutions turn complex document production tasks into efficient automated business processes. T/R Systems' solutions are used by a broad spectrum of customers, including corporations, colleges and universities, facilities managers and print-for-pay service providers. Despite the seemingly different requirements of each of these groups, the one constant is their desire to provide effective and efficient document production services to their customers.

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Education

Georgia State University - J. Mack Robinson College of Business
BBA, Management · (1981 - 1984)